April 26, 2018

Via Edgar

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Joshua Shainess

Re:	Novume Solutions, Inc.
Registration Statement on Form S-3
Filed April 24, 2018
File No. 333-224423

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Novume Solutions, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Monday, April 30, 2018, or as soon thereafter as possible.

The Company acknowledges the following:

●
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Novume Solutions, Inc.

By: /s/ Robert Berman
Robert Berman
Chief Executive Officer

  14420 Albemarle Point Place, Suite 200, Chantilly VA 20151